CHINA CABLECOM HOLDINGS, LTD. 17 State Street, Suite 1600 New York, NY 10004	JAGUAR ACQUISITION CORPORATION 161 Washington Street, Suite 1050 Conshohocken, PA 19428

February 13, 2008

Michele Anderson, Legal Branch Chief

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Mail Stop 3720

Re:	China Cablecom Holdings, Ltd. Amendment No. 2 to Registration Statement on Form S-4 Filed December 24, 2007 File No. 333-147038

Jaguar Acquisition Corporation

Revised Preliminary Proxy Statement on Schedule 14A

Filed January 23, 2008

File No. 0-51546

Dear Ms. Anderson:

We transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 3 to the Registration Statement on Form S-4 (“Amendment No. 3”) of China Cablecom Holdings, Ltd. (“China Cablecom”) and one complete electronic version of a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) of Jaguar Acquisition Corporation (“Jaguar” and collectively with China Cablecom, the “Companies”).

By Federal Express, the Commission’s staff (the “Staff”) is being furnished with three marked courtesy copies of Amendment No. 3 and the Revised Proxy Statement and all exhibits filed in connection therewith.

Amendment No. 3 and the Revised Proxy Statement respond to the comments set forth in the Staff’s letter dated February 5, 2008 (the “Staff’s Letter”).

In order to facilitate your review of Amendment No. 3 and the Revised Proxy Statement, each of China Cablecom and Jaguar hereby respond to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to Amendment No. 3 as filed.

Michele Anderson, Legal Branch Chief

February 13, 2008

China Cablecom’s and Jaguar’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
Registration Statement on Form S-4 filed by China Cablecom Holdings, Inc.
General
1.

Further supplemental materials are being provided to the Staff under separate cover. Statements which could not be substantiated by evidence considered to be reliable by Jaguar and China Cablecom have been deleted.

Changes in response to the Staff’s comment have been made to disclosure on pages 58 and 109 in Amendment No. 3.

Prospectus Cover Page
2.

China Cablecom and Jaguar continue to strongly believe that the issuance of performance shares should not be considered a portion of purchase consideration. The issuance of additional shares, if any, will depend entirely on the achievement of performance criteria after the closing and was never intended to be a portion of the purchase price consideration. In this regard, no performance shares will be issued to any shareholder of China Cablecom, although one recipient is an affiliate of Mr. Ng. Mr. Ng’s affiliates will only receive the performance shares if measurable milestones are achieved by China Cablecom following the closing. Accordingly, achievement of the goals is not at all certain. Changes have been made on page 45 in Amendment No. 3 to clarify that the performance shares are not being issued as consideration for the business combination and that they were intended to and will only be issued based on post-closing performance.

In this regard, although the materials prepared by Navigant refer to projected EBITDA of $10.2 million, this is a “gross” number (i.e., prior to deducting minority interest), whereas, the incentive shares will be earned based on a “net” number (i.e. as reported by China Cablecom). As a result, Jaguar management's conclusion that it would be almost impossible to achieve a performance target of $11 million EBITDA for 2008 without virtually doubling the business of China Cablecom, is entirely reasonable.

Please see the response of China Cablecom and Jaguar to comment 10 below, regarding the recognition by the Board of Directors of Jaguar of the fact that the Navigant opinion did not treat the performance shares as consideration.

Risk Factors, page 12
3.	Changes in response to the Staff’s comment have been made to the risk factor on page 22 in Amendment No. 3.

Michele Anderson, Legal Branch Chief

February 13, 2008

As set forth in the revised risk factor, the word “should” is generally used in the tax disclosure to indicate a level of uncertainty with respect to the tax issues discussed in the tax disclosure. Jaguar and China Cablecom believe, following consultation with counsel, that the uncertainty inherent in a “should” level of opinion is less than the significant uncertainty in a “more likely than not” opinion, but more than that in a “will” opinion. Jaguar and China Cablecom further believe, following consultation with counsel, that it is not possible to precisely quantify the level of risk with respect to the tax issues discussed in the tax disclosure. Doing so would require the ability to determine probability distributions with respect to the various events and their relative statistical independence, and advanced probability theory to aggregate the different probabilities. Moreover, there is not even a consensus among the practicing bar or commentators as to the precise level of certainty indicated by a “should” opinion.

The Business Combination Proposal, page 40 Background of the Business Combination, page 41
4.	Changes in response to the Staff’s comment have been made on page 41 in Amendment No. 3.
The Role of Skillnet, page 49
5.

Changes in response to the Staff’s comment have been made on pages 53 and 124 in Amendment No. 3.

Regarding the Staff’s request to provide projections relative to the period ended September 30, 2007, Jaguar informs the Staff that it was provided different sets of projections by the management of China Cablecom during the process of negotiating the business combination and conducting due diligence. Specifically, in October 2006, Jaguar was provided a set of projections that included subscribers for networks that were ultimately not acquired and again on May 4, 2007 it was given another set of projections that also included networks that were not ultimately acquired (including three suburbs of Binzhou that were not included in the rollup of entities that formed Binzhou Broadcasting). As an update to these figures, both Navigant and Jaguar were provided with revised projections on June 26, 2007 for those networks that would ultimately be acquired by China Cablecom, but only on an annual rather than quarterly basis. Since Jaguar was not provided any projections for the period ended September 30, 2007 by China Cablecom, it believes any attempt to create any such “projections” at this point would be misleading. In addition, as discussed with the Staff, the projections referred to above were supplied by China Cablecom during the course of negotiating the business combination and were prepared for use in conducting due diligence by sophisticated business executives capable of assessing such information and not with an expectation that those projections would need to be republished by China Cablecom or Jaguar in a liability document filed with the Commission. Jaguar has reviewed the forward-looking statements in Amendment No. 3, and do not believe any specific forecasts are needed to be included in order for the very general

Michele Anderson, Legal Branch Chief

February 13, 2008

statements it has made to be complete and not misleading. Such general statements are adequately supported by widely-available public information and performance of similar companies in the cable television industry.

6.	Changes in response to the Staff’s comment have been made on pages 50 and 51 in Amendment No. 3.
7.	Changes in response to the Staff’s comment have been made on page 52 in Amendment No. 3.
8.	Changes in response to the Staff’s comment have been made to disclosure on pages 51 and 52 in Amendment No. 3.
Skillnet Due Diligence Report, page 54
9.

The preparation of the Skillnet report was done solely to assist the Board and management of Jaguar in determining whether the platform being created by China Cablecom represents a viable growth business in the People’s Republic of China, not to determine whether engaging in this business combination with this particular structure, accounting treatment and management team was advisable. Further, the report was prepared before Binzhou Broadcasting had been formed, so an analysis of China Cablecom and this particular transaction by Skillnet was not even possible.

The decision of the Board of Directors of Jaguar to enter into the transaction was not based solely or even significantly on the Skillnet report. The report was merely a component of a set of considerations used by the Board in making its decision to approve the transaction. Changes have been made on page 54 in Amendment No. 3 to clarify the role and use of the Skillnet diligence report by the Board.

Jaguar’s Reason for the Redomestication Merger and Business Combination and Recommendation of the Jaguar Board, page 57
10.

In answer to the Staff’s bullet point issues:

•        As noted in the response to comment number 2 above, the analysis performed by the Board of Directors of Jaguar also does not view the performance shares as purchase consideration and therefore no additional disclosure is necessary in this regard.

•        Jaguar and China Cablecom submit that the methodology used by Navigant to value the debt to be assumed represents an approach to valuation essentially consistent with the accounting treatment of the bridge financing. As a result of allocation methodology, the amount of principal obligation recorded by China Cablecom is the face amount less the value of the equity, resulting in a higher effective yield on the indebtedness. Due to the fact that the assumption of $20 million in debt

Michele Anderson, Legal Branch Chief

February 13, 2008

with a coupon of 10% is effectively the same as assuming $17 million of debt with a yield of 18% (with this maturity), the Board did not have any issue with this treatment by Navigant. While the Board recognizes that the slight discount reflected by the “post money” treatment of the share element of the consideration may not be shown in a valuation that does not include the dilutive effect of the issuance, Navigant has advised Jaguar that (a) it believes its application of this methodology is acceptable in the valuation industry, and (b) that the elimination of this dilutive effect would not impact their determination with regard to fairness.

•        Navigant was not provided interim financial results for the nine months ended September 30, 2007 prior to the issuance of its opinion in October 2007. Navigant was provided “draft interim financial reports” for the six months ended June 30, 2007, which were reflected in Navigant’s presentation to the Board of Directors of Jaguar and considered by it in that context. As a result, the Companies do not believe that any changes to the disclosure contained in Amendment No. 3 are required in this regard.

•        China Cablecom and Jaguar confirm to the Staff that Navigant advised Jaguar that it did not believe that the public non-US cable companies considered by management were appropriate comparable companies for purposes of its fairness analysis. Navigant was concerned about including in its opinion companies with pricing ratios significantly out of line relative to worldwide cable television operations. While the Board of Directors of Jaguar understands this position, it did include those companies in its analysis as it believes that the China Cablecom business will benefit from the overall market trends regarding Asian growth equities after the consummation of the Business Combination.

Potential Disadvantages of the Business Combination with China Cablecom, page 60
11.	Changes in response to the Staff’s comment have been made to disclosure on page 60 in Amendment No. 3.
Satisfaction of the 80% Test, page 60
12.	Changes in response to the Staff’s comment have been made on page 60 in Amendment No. 3.
Fairness Opinion, page 62
13.

Navigant has advised the Companies that it determined that China Cablecom's economic interest of Binzhou Broadcasting to be 49% for the following reasons: the Technical Services Agreement which results in an 11% economic interest in the Binzhou cable television operations accruing for the benefit of China Cablecom has a termination point in 2038, at which time this agreement would no longer be in force and the economic interest would theoretically terminate absent a new agreement.

Michele Anderson, Legal Branch Chief

February 13, 2008

Because the Technical Services Agreement has a specific termination date, Navigant valued it in a manner similar to that used in valuing a payment stream rather than an equity interest and based on 11% of the net projected income for Binzhou Broadcasting being made available to China Cablecom. Navigant forecasted a growth rate after the end of the projection period of 2008-2011 of initially 15% and declining to 6.7%, predicated on discussions with Jaguar’s management and the expectation of continued growth in cable television services in Shandong Province. Navigant used a discount rate of 16%, based on what it computed to be the weighted average cost of capital for China Cablecom, leading to a present value of the payment stream of approximately $13.0 million.

Comparable Company Analysis, page 65 Comparable Transaction Analysis, page 67
14.

Navigant has advised the Companies as follows:

In preparing its fairness opinion, Navigant in part relied on interim financial results for the six months ended June 30, 2007. Navigant also was provided full year projections for fiscal year 2007, which it also relied on to make a judgment about expected performance by year-end.

For purposes of EBITDA, Navigant averaged 2006 actual results and 2007 projected results through the end of the 2007 fiscal year. Navigant based its results on conversations with management of Jaguar and China Cablecom, who collectively indicated at the time of Navigant’s opinion, based on available information, that Binzhou Broadcasting would reach its projected revenue and EBITDA targets for 2007. The purpose of this averaging was to capture the expected growth projected to occur in 2007 based on best estimates of performance by management at the time of the opinion.

Application of Comparable Company and Comparable Transaction Analysis, page 70
15.

Navigant has advised the Companies as follows:

The total value of consideration using Navigant’s methodology was $26.571 million. Navigant valued the $20.0 million of debt assumed based on $16.5 million of principal and a $3.5 million original issue discount (“OID”). The share value was the market value of Jaguar stock at the time of the signing of the letter of intent, with a discount taken for the dilutive effect of the share issuance (as the marketplace had not priced in the dilutive effect of the equity component of the transaction consideration). Given Navigant’s value of $4.91 per share and principal of $16.5 million, the total value was $20.2 million, or $20.0 million rounded.

Michele Anderson, Legal Branch Chief

February 12, 2008

Discounted Cash Flow Analysis, page 71

16.

Navigant has advised the Companies as follows:

Navigant’s financial projections were based on China Cablecom management’s estimates provided to Navigant that assume the following:

1.       Subscribers increasing from 478,332 in 2007 to approximately 518,000 in 2008 and 674,900 in 2011.

2.       Digital television penetration from 5% in 2007 to 30% in 2008 and 40% in 2011.

3.       Projected revenue, including revenue from analog and digital households, installation fees, broadband services for digital households, network leasing and landing fees, as well as a small revenue components for premium services.

4.       Cost of sales to be 20% of revenue and overhead expenses to be from 20% of revenue in 2007 to 11% in 2011.

5.       The currency exchange rate for Chinese Renminbi and the US Dollar to be 7.55 to 1.

6.       Assuming closing of the Business Combination by March 31, 2008 and that the financial performance for the last three quarters of the year to accrued to the combined Jaguar/China Cablecom.

7.       A discount rate using a weighted average cost of capital of 16%.

8.       The value of China Cablecom to equity holders would be net of debt assumed together with OID of $20 million.

Navigant also included two other discounts in determining what it considered to be fair value: a discount for lack of legal control of 10% and an illiquidity discount of 15%.

Each of the assumptions set forth above and the tabular disclosure requested by the Staff regarding the projections used have been included in the revised disclosure appearing on page 73 in Amendment No. 3. The specific calculations of the discounted cash flow analysis are viewed by Navigant as proprietary information. China Cablecom and Jaguar do not believe shareholders are interested in duplicating the math involved in the discounted cash flow analysis but would benefit from an understanding of the inputs used in performing such calculations. These calculations are being supplied supplementably to the Staff as Appendix A to this letter to enable the Staff to confirm that there is support for the conclusion reached (and fully disclosed).

Terms of Merger Agreement, page 74
17.	Changes in response to the Staff’s comment have been made on page 76 in Amendment No. 3.

Michele Anderson, Legal Branch Chief

February 13, 2008

Additional Agreements, page 77
18.

Jaguar did obtain a waiver in Section 7.1 of the Merger Agreement for all claims except fraud. After commencing the negotiations of the definitive Merger Agreement, Jaguar did not attempt to locate another target due to this specific reason because considering the value of the transaction in its entirety weighed against the highly theoretical nature of any potential fraud claim (in view of the limited representations made by Jaguar in the acquisition process), it was determined that a settling for a waiver of substantially all claims by China Cablecom was in the best interests of the shareholders. As a result of the foregoing, and the fact that the IPO disclosure only noted that it was “unlikely” that Jaguar would continue to negotiate absent a complete waiver, China Cablecom and Jaguar do not believe any changes to the disclosure in Amendment No. 3 are required.

Differences of Stockholder Rights, page 93
19.

China Cablecom's Memorandum of Association and Articles of Association were amended and restated and filed in the British Virgin Islands Registry on February 5, 2008. Copies of the Amended and Restated Memorandum of Association and Articles of Association have been included as Annexes E and F to the proxy statement/prospectus included in Amendment No. 3.

Changes in response to the Staff’s comment have been made to disclosure on page 97 in Amendment No. 3.

Information About China Cablecom, page 107
China Cablecom’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 117
Asset Transfer Agreement, page 119
20.	Changes in response to the Staff’s comment have been made to disclosure on page 121 in Amendment No. 3.
21.

In the event the Business Combination is not consummated, China Cablecom will be responsible for making the payments under the Asset Transfer Agreement. China Cablecom hereby confirms that it currently enjoys the benefits of its 60% economic interest in Binzhou Broadcasting. Changes in response to the Staff’s comment have been made to disclosure on page 121 in Amendment No. 3.

Binzhou Broadcasting revenue sources and costs and expenses, page 119
22.	Changes in response to the Staff’s comment have been made to disclosure on page 122 in Amendment No. 3.
Results of Operations of Binzhou Broadcasting, page 123
23.	Changes in response to the Staff’s comment have been made on pages 123 and 124 in Amendment No. 3.

Michele Anderson, Legal Branch Chief

February 13, 2008

24.

China Cablecom and Jaguar believe that the trends in subscriber numbers have been disclosed under the heading ''Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006—Results of Operations of Binzhou Broadcasting— Net Sales''. The discrepancy between these trends and management’s expectations regarding 10% organic growth in Binzhou Broadcasting’s network has been explained by clarifying the expectation relates to “homes passed” rather than paying subscribers.

Liquidity and Capital Resources, page 126
25.	Changes in response to the Staff’s comment have been made on page 130 in Amendment No. 3.
Unaudited Pro Forma Condensed Combined Financial Information, page 135
26.

In connection with the Merger Agreement, Mr. Ng has already appointed a majority of the members of the Board of Directors of China Cablecom (who will continue to serve in that capacity following the closing) as set forth in Section 1.5 of the Merger Agreement, a clause that was included at his behest. As a result of the combination of his direct ownership of shares and the voting agreement referred to in response to comment number 27 below, Mr. Ng will control by far the largest block of stock in the post-merger company, which will almost effectively guarantee his ability to elect the entire board of directors at future annual meetings.

27.	A form of the voting agreement has been filed as Exhibit No. 10.46 to Amendment No. 3.
28.

As discussed with the Staff, Jaguar has reviewed Statement of Financial Accounting Standards No. 141, Business Combinations, and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets and concluded that a step-up in basis is not required. Specifically, Jaguar considered the literature in paragraph 39 of SFAS 141 and concluded that no intangible assets exist. Jaguar further reviewed Appendix A, Application of Paragraph 39—Recognition of Intangible Assets Apart from Goodwill, and Examples of Intangible Assets That Meet the Criteria for Recognition Apart from Goodwill, and further determined that no intangibles assets exists. These conclusions are supported by the fact that Jaguar is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition or other similar business combination with an unidentified operating business; accordingly, it has no paid employees and no operating activities other than those specifically relating to identifying an acquisition target and consummating a merger.

Jaguar notes that Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended defines a shell company as a registrant that has (1) no or nominal operations; and (2) has either: (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Jaguar believes that this more technical analysis also supports its conclusion that it falls into the definition of a shell company. Further, if the Business Combination is not consummated, then the Trust’s assets are distributed to the shareholders and Jaguar is liquidated and, as a result, no assets would remain.

Michele Anderson, Legal Branch Chief

February 13, 2008

29.

The following analysis of the guidance in paragraph 17 of Statement of Financial Accounting Standards No. 141, Business Combinations, is being provided in response to the Staff’s request to reiterate Jaguar’s position supporting its conclusion that China Cablecom is the acquirer:

17(a) The relative voting rights in the combined entity after the combination...

The former owners of Jaguar, as a group, will retain the largest portion of voting rights in the combined entity, post Business Combination, although no single shareholder within the current Jaguar ownership owns more than 10.9% of Jaguar’s shares. In addressing paragraph 17(a), Jaguar notes that, in connection with the Merger Agreement between Jaguar and China Cablecom, Mr. Ng has the ability to earn up to 7.52 million shares if China Cablecom meets or exceeds EBITDA-based goals during the 2008-2011 calendar years. If those share are issued to Mr. Ng, he would own 55% of the outstanding shares of post-merger China Cablecom.

17(b) The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest...

The controlling shareholder of China Cablecom, Mr. Clive Ng, has the ability to initially appoint a majority of the board of directors, and direct stock ownership which together represents effective voting control of approximately 22% of the outstanding shares of post-merger China Cablecom. This includes the voting power of the former Class A Preferred Shares of China Cablecom in favor of his appointments to the initial board of directors. Additionally, current holders of approximately 15% of Jaguar’s shares of common stock, primarily comprising Jaguar’s initial shareholders, intend to enter into agreements to vote in favor of future board of director nominees of Mr. Clive Ng. As a result, at future meetings of the shareholders of China Cablecom Holdings, Mr. Ng will be able to control the voting power of approximately 27% of China Cablecom's outstanding shares in the election of directors.

17(c) The composition of the governing body of the combined entity...

In connection with the Merger Agreement, Mr. Ng has already appointed five of the six other members of the Board of Directors of China Cablecom (who will continue to serve in that capacity following the closing) as set forth in Section 1.5 of the Merger Agreement, a clause that was included at his behest. As a result of the combination of his direct ownership of shares and the voting agreement referred to in response to comment 27 above, Mr. Ng will control by far the largest block of stock in the post-merger company, which will almost effectively guarantee his ability to elect the entire board of directors at future annual meetings.

17(d) The composition of the senior management of the combined entity...

The senior management of the combined entity is entirely comprised of former China Cablecom management; there is no former Jaguar officer on the combined entity’s management team.

Michele Anderson, Legal Branch Chief

February 13, 2008

17(e) The terms of the exchange of equity securities...

As discussed with the Staff, Jaguar believes that this point is not applicable because footnote 9 states that this criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market.

Jaguar believes that the preponderance of the facts and circumstances weigh in favor of the conclusion that China Cablecom is the acquirer. The relative size of the operations of China Cablecom as compared to Jaguar in terms of operational activities, revenue generation, earnings and cash flows as outlined in paragraph 18 was also considered by Jaguar. The nature of Jaguar’s operations and business purpose as a blank check company further weigh in favor of concluding that China Cablecom Holdings is the acquirer. Jaguar has no paid employees, has no operations and its total purpose is to acquire a business, and failing that, it is required to liquidate its assets, over 95% of which is cash held in trust, for the benefit of its shareholders.

30.	Changes in response to the Staff’s comment have been made to disclosure on page 138 in Amendment No. 3.
Directors and management, page 149 Settlement with China Broadband, page 152
31.

Changes in response to the Staff’s comment explaining the settlement agreement and Mr. Ng’s and Mr. Pu’s involvement with China Broadband have been made to disclosure on pages 155 and 156 in Amendment No. 3 and the settlement agreement has been filed as Exhibit 10.45 to Amendment No. 3.

Employment Agreements, page 156
32.

China Cablecom and Jaguar confirm that it is anticipated that Mr. Yue will enter into an employment agreement with China Cablecom prior to closing. Currently the parties are negotiating the specific terms of the agreement. A form of the final agreement will be filed as an exhibit prior to the effectiveness.

Changes in response to the Staff’s comment have been made to disclosure on page 160 in Amendment No. 3.

Binzhou Guangdian Network Co., Ltd. Combined Interim Financial Statements for the period ending September 30, 2007, page F-63
33.	Changes in response to the Staff’s comment have been made on pages 127, 128, F-66, F-67, F-68, F-69 and F-73 in Amendment No. 3.

Michele Anderson, Legal Branch Chief

February 13, 2008

Preliminary Proxy Statement on Schedule 14A filed by Jaguar Acquisition Corporation Form of Proxy Card
34.	Changes in response to the Staff’s comment have been made to the form of proxy card.

Your prompt attention to these filings would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact either Mitchell S. Nussbaum or Norwood P. Beveridge, Jr. of Loeb & Loeb LLP by telephone at (212) 407-4159 or (212) 407-4970, respectively.

CHINA CABLECOM HOLDINGS, LTD.		JAGUAR ACQUISITION CORPORATION
By:	/s/ Clive Ng	By:	/s/ Jonathan Kalman
Name:	Clive Ng	Name:	Jonathan Kalman
Title:	Chairman	Title:	Chairman and Chief Executive Officer

Appendix A

		Projected Years Ending December 31,				Terminal Period
	2007	2008	2009	2010	2011
	(In Thousands)
Binzhou Revenue	$11,432	$15,758	$19,957	$22,572	$25,927	$25,927
% Growth	30.9%	37.8%	26.6%	13.1%	14.9%
Binzhou Cost of Sales	2,286	3,152	3,991	4,514	5,185
Binzhou Gross Profit	9,146	12,606	15,965	18,058	20,742
Binzhou SG&A	2,286	2,364	2,395	2,483	2,852
Binzhou EBITDA	6,859	10,242	13,571	15,575	17,890
Binzhou Depreciation and Amortization	2,409	2,409	2,409	2,409	2,409
Binzhou EBIT	4,450	7,833	11,162	13,166	15,481
Binzhou Taxes Payable @ 12%	534	940	1,339	1,580	1,858
Binzhou After-Tax Earnings	3,916	6,893	9,822	11,586	13,623
China Cablecom 49% Interest in Binzhou’s Earnings		3,378	4,813	5,677	6,675
China Cablecom Corporate Overhead		1,250	1,375	1,513	1,664
China Cablecom EBIT		2,128	3,438	4,164	5,011
Plus:49% of Binzhou’s Depreciation and Amortization		1,180	1,180	1,180	1,180
Less:49% of Binzhou’s Capital Expenditures		—	—	1,526	1,753
Less:49% of Binzhou’s Incremental Net Working Capital		424	412	256	329
Equals:Net Available Cash Flow		2,884	4,207	3,562	4,110
Times:Terminal Revenue Multiple						4.63x
Times:Partial Period Factor		0.7500
Midpoint of DCF Period		0.3750	1.2500	2.2500	3.2500	3.7500
Times:Present Value Factor @ 16.0%		0.9459	0.8307	0.7161	0.6173	0.5732
Equals:Discounted Cash Flow		2,046	3,494	2,551	2,537	33,715